Exhibit (c)(vii)(A)
2010-11 BUDGET

Message from the Treasurer
The 2010-11 NSW Budget secures the State’s economic future.

As our economy recovers from the global financial crisis, the Keneally Government will take NSW forward into a new era of growth — building a better future for our families and businesses.

The strength of the State’s financial management allows the Keneally Government to deliver Budget surpluses worth a combined $3.15 billion over the next four years — or an average surplus of around $800 million a year.

And in a clear sign of our economic strength, I am pleased to report that the NSW economy has recorded a massive $11.5 billion turnaround in the past year, with Gross State Product forecasts improving by 3 per cent compared to last year’s Budget.
The NSW Budget has already returned to surplus — two years earlier than forecast in a $1.1 billion turnaround in 2009-10. The 2010-11 Budget consolidates the NSW economy’s recovery and invests in what’s important to NSW families — essential frontline services and building new infrastructure.

The NSW Budget result for 2010-11 is a forecast surplus of $773 million. Surpluses are forecast throughout the forward estimates period:
•	2011-12: $885 million surplus

•	2012-13: $863 million surplus

•	2013-14: $628 million surplus
The NSW Budget continues the Keneally Government’s record investment in the biggest infrastructure building program in the history of NSW.
Key initiatives which will further drive the State’s strong economic growth and boost our diversified economy include:
•	Australian-first zero stamp duty for the next two years for off-the-plan purchases of new homes — saving up to $22,490 for families and investors who buy a house or apartment worth up to $600,000 in the pre-construction stage

•	25 per cent stamp duty cut for the next two years on newly-constructed homes, saving up to $5,623

•	First home buyers receiving up to $29,490 in benefits if they buy off-the-plan in the pre-construction stage

•	Australian-first zero stamp duty for over-65s who sell their family home in the next two years and down-size to a newly-constructed home worth up to $600,000

•	A double cut to payroll tax, contributing to saving NSW businesses $4 billion on payroll tax over the six years to 2013-14

•	$22.3 billion over the next four years for the Metropolitan Transport Plan, including commencing work on the $4.5 billion Western Express, 1300 new buses, and the Dulwich Hill light rail and

•	A defence industry investment package worth $75 million supporting up to 1500 new jobs and high technology industries.
This Budget puts NSW on a path to future prosperity and delivers better services and infrastructure while further securing the State’s AAA credit rating.
Eric Roozendaal
NSW Treasurer

Budget Highlights
Transport and Roads
Providing high quality public transport services and safer roads are key priorities of the Government. In 2010-11 the Government will invest $7 billion on operating and expanding the extensive NSW public transport system, and $4.7 billion on maintaining and upgrading the NSW road network.
Metropolitan Transport Plan
Incorporating a $50.2 billion, 10-year fully funded package of transport infrastructure, the Metropolitan Transport Plan: Connecting the City of Cities was released in February 2010. Around $22.3 billion will be available for the Plan over the next four years for major projects including:
•	$1 billion to commence work on the Western Express Rail Service, which will increase frequency and reduce travel time on western Sydney train services

•	$1.7 billion to continue the South West Rail Link, due for completion in 2016

•	$230 million for extensions to the Sydney light rail network

•	over $1.2 billion for bus priority measures and new bus depots along with over 1,300 new buses

•	$6.7 billion for passenger rail projects including the Rail Clearways program and 626 state-of-the-art carriages currently on order

•	$56 million in cycleways to complete missing links

•	$450 million for commuter car parks and transport interchanges and

•	$10.6 billion investment in the road network including over $7.3 billion for country roads with $3 billion for the Pacific Highway, $750 million for the Hume Highway, $680 million for the Great Western Highway and $500 million for the Princes Highway.
MyZone
The new MyZone fare system applies to the entire CityRail, State Transit, Sydney Ferries and private bus networks in the greater Sydney region, including the Blue Mountains, Central Coast, Illawarra and Hunter. Under MyZone fares are simpler and commuters travelling more frequently, or for long distances, now benefit from a price cap on weekly tickets.
Light Rail
Work will be accelerated on the $500 million extension to the current light rail system, bringing its total length to nearly 17 kilometres with up to 20 new stations and almost 10 kilometres of new track, which more than doubles the existing route. In 2010-11, $55 million will be provided to accelerate work on the construction of the line from Lilyfield to Dulwich Hill and on preliminary works for the Haymarket to Circular Quay line.
Rail, Buses and Roads
In 2010-11 the Budget will provide:
•	grants for rail of $3.3 billion including $1.6 billion toward operating costs of passenger services and $1.3 billion for capital investment and development of the rail network

•	more than $1.1 billion for bus services. To meet the demand for new and more frequent services 300 new and 206 replacement buses will be acquired at a cost of $323.2 million and

•	a record $4.7 billion for roads to build and maintain critical road infrastructure and improve road safety. Over $3.5 billion will be directed to rural and regional roads.

Budget Highlights
Health
In 2010-11 the Government is investing a record $16.4 billion in delivery of NSW health’s services and provision of infrastructure, an increase of $1.3 billion or 8.6 per cent on last year. This will support our ageing and growing population and enhance the quality of care, making it easier for people to access hospital and community health services when needed.
Implementing National Health and Hospitals Network reforms
The State and the Commonwealth agreed on national health reforms to establish Local Hospital Networks and introduce higher standards for more timely access to emergency care and elective surgery. New South Wales successfully negotiated $1.2 billion of additional funding from the Commonwealth over four years for these reforms.
Providing more accessible and better quality patient care
In 2010-11 NSW Health will spend $15.5 billion on health services. This increase of $984 million on 2009-10 will improve the capacity of acute care, emergency services, rehabilitation and extended care services with increases of:
•	$536 million for acute inpatient services to treat an additional 27,000 patients

•	$117 million for emergency services to treat 80,000 more people in emergency departments and

•	$101 million to increase rehabilitation and extended care services by five per cent.
In addition, the $485 million investment over four years in Caring Together: Health Action Plan for NSW will deliver safer and better quality care in public hospitals including new clinical staff and improvements in workplace practices.
Building world class hospitals
The 2010-11 Budget provides $918 million in NSW Health infrastructure with investment in new and improved hospitals and equipment including:
•	planning and commencing projects at Dubbo, Lockhart, Tamworth, Wagga Wagga and Wollongong hospitals and stage 1 of the Northern Beaches redevelopment

•	new mental health facilities at Hornsby, Nepean and Prince of Wales hospitals

•	$438 million to continue major redevelopments at Liverpool, Nepean, Orange/Bloomfield and Royal North Shore hospitals

•	commencing three new regional cancer centres at Gosford, Nowra and Tamworth, and expanding the Illawarra Cancer Centre and the North Coast Cancer Institute (at Port Macquarie, Coffs Harbour and Lismore) in collaboration with the Australian Government

•	expanding the Multi-Purpose Service and HealthOne programs in rural and regional areas including new works at Cootamundra, Corowa, Gundagai, Pottsville, Quirindi, Rouse Hill and Werris Creek, and continuing works at Balranald, Coonamble, Eugowra and Manilla and

•	investing in medical equipment and technology throughout the State.
Focusing on priority health issues
The 2010-11 Budget continues to support the Government’s identified priority health care areas, improving access to care and meeting the needs of vulnerable members of the community with funding of:
•	$1.2 billion for all mental health services

•	$47.8 million to expand statewide services including radiotherapy, bone marrow transplant and paediatric ICU beds and

•	$8.6 million on Keep Them Safe initiatives such as Sustained Health Home Visiting programs.

Budget Highlights
Police, Justice and Emergency Services
The 2010-11 Budget continues to invest heavily in providing a strong police force, a fair and equitable justice system, appropriate custodial and rehabilitation services and well equipped emergency support services.
Strong and well-equipped police force
The Government is strengthening, training and equipping the NSW Police Force to better protect and secure the community. In 2010-11 the Government will invest $2.8 billion in policing including:
•	$67.8 million towards the Government’s commitment to bring total officer numbers to 15,956 by December 2011

•	$66.4 million to upgrade police technology, communications and other equipment, including $8.6 million to finalise the purchase of a new police helicopter

•	$12.4 million for enhanced DNA testing and forensic equipment

•	$3.1 million to continue the roll out of tasers to first-response police and

•	$69.8 million to plan, build and upgrade 20 police stations at Bowral, Burwood, Camden, Deniliquin, Glendale, Granville, Kempsey, Lake Illawarra, Leichhardt, Liverpool, Manly, Moree, Parkes, Parramatta, Raymond Terrace, Riverstone, Tenterfield, Tweed Heads, Walgett and Wyong.
Equitable and fair justice system
In 2010-11, more than $1.1 billion is being invested in courts and court support services across the State including:
•	$21.9 million to upgrade courthouses, including Armidale, the John Maddison Tower/Downing Centre complex and Taree

•	$10.7 million to continue developing the Joined Up Justice and Legal eServices systems and

•	$4.7 million for a new justice precinct in Newcastle valued at a total of $94.1 million.
Redeveloped custodial and rehabilitation services
Record spending of more than $1.3 billion supports the work of Corrective Services NSW and Juvenile Justice in 2010-11 including:
•	$82.1 million for accommodation, including the new correctional facility at Nowra and 250 extra beds at Cessnock Correctional Centre

•	$12 million to finish building three new accommodation units at the Cobham Juvenile Justice Centre and

•	$9.2 million to redevelop the Riverina Centre at Wagga Wagga.
Well-equipped emergency support services
Almost $1 billion in spending by the State Emergency Service, NSW Rural Fire Service and NSW Fire Brigades will be used to:
•	train and equip permanent officers and more than 80,000 volunteers who donate their time and effort to combat fires and other emergencies across the State

•	supply 200 new and refurbished tankers for rural fire service units around the State, 27 new fire engines for the NSW Fire Brigades and 60 specialty State Emergency Service vehicles and

•	carry out regional bushfire mitigation and other fire protection works.

Budget Highlights
Education and Training
In 2010-11 the Government will invest $14.4 billion in delivering world class education and training services for our State’s school and TAFE students. This will help improve student learning outcomes, raise the number of young people completing Year 12 or accredited vocational education and training, and increase training opportunities in skills shortage areas. This includes a $2 billion investment in education infrastructure to ensure students have high quality learning environments and equipment.
Improving student learning outcomes
The Government works to ensure that students receive the best quality education possible and are equipped to enter the workforce and achieve their potential. In 2009, strong results were achieved in the National Assessment Program for Literacy and Numeracy (NAPLAN) tests. When compared nationally, the State had:
•	the highest percentage of students in the top band for numeracy in Years 3, 5, 7 and 9

•	the best spelling results in Australia

•	the highest percentage of students in the top band for writing in Year 3 and

•	the highest percentage of students in the top band for grammar and punctuation in Year 5.
The Smarter Schools National Partnerships provide combined State and Commonwealth spending of more than $1 billion over the next four years. This spending will improve teacher quality, strengthen literacy and numeracy teaching, and support school strategies to lift the educational attainment of students in disadvantaged communities. Other priorities over the next four years include:
•	$124 million towards the Best Start Initiative for literacy and numeracy assessments which gather information that assists and guides teaching kindergarten students

•	$47 million for Connected Classrooms to expand technology-based learning in schools with interactive whiteboards, video-conferencing facilities and online learning tools and

•	$36 million to support new teachers to improve their effectiveness and increase retention rates.
Providing high quality vocational education and training
In 2010-11 the Government will spend more than $2 billion on TAFE and vocational education and training to provide students with comprehensive practical training in vital trades and services. This will include:
•	$192 million under the $670 million Productivity Places National Partnership, which provides an additional 175,000 training opportunities for job seekers and existing workers in skills shortage areas over four years

•	$21 million for the Training our Workforce initiative to provide extra training opportunities and

•	$27 million for the Learn or Earn initiative to improve trade skills by increasing the uptake and completion of apprenticeships.
Investing in Education and Training infrastructure
The 2010-11 Budget includes a large $2 billion investment in school and TAFE infrastructure including:
•	$1.2 billion under the Australian Government’s Nation Building — Economic Stimulus Plan (Building the Education Revolution program) improving school facilities across the State

•	starting 8 major new building projects in schools including Karonga, Picton and Ulladulla and continuing 46 major projects in schools including Bega, Hazelbrook, Kempsey, and Neutral Bay and

•	starting 4 major building projects at TAFEs including Murwillumbah, Muswellbrook, and Ultimo and continuing works at Dubbo, North Sydney and Tamworth.

Budget Highlights
Human Services
The Government is committed to providing support services for those who are most disadvantaged in our communities or who need support during times of crisis. The Budget for 2010-11 provides for spending of $5.6 billion to enable the Government to better identify families and households at risk, and ensure a comprehensive response to reduce vulnerability by providing the most appropriate support services.
The Government’s continued commitment to Aboriginal communities, and to closing the gap in Aboriginal disadvantage, is reflected in the priorities across all areas of service delivery to improve the wellbeing of Aboriginal people and communities.
Protecting vulnerable children
In 2010-11 a record $1.7 billion will be invested in protecting vulnerable children and families, an increase of $107.1 million on the 2009-10 Budget. This includes:
•	$98.3 million to Community Services, as part of $165 million State-wide, for the continued implementation of Keep Them Safe: A shared approach to child wellbeing, the Government’s five year $750 million plan to re-shape the services that support vulnerable children, young people and their families.
Improving quality of life for the disabled and elderly
In 2010-11 the Government will invest $2.5 billion in services for the elderly, people with disabilities, their families and their carers, an increase of $205.7 million on the 2009-10 Budget. The increase reflects continued growth in the Stronger Together: A New Direction for Disability Services program and growth in grants to the non-government sector. The 2010-11 Budget includes:
•	$203.4 million for 401 new supported accommodation places under Stronger Together

•	$71 million under Stronger Together to increase support for people with a significant disability who leave school but are unable to enter the workforce

•	$34.3 million to provide 159 new flexible respite packages under Stronger Together and

•	$585.8 million for the provision of Home and Community Care services for the frail aged and people with a disability and their carers, including domestic assistance, meals, transport and respite.
Providing affordable housing for those in need
The Government will continue to invest in social housing with an estimated 8,000 new dwellings to be delivered over the next four years with the support of the Australian Government. In 2010-11 investment includes:
•	$538.3 million for the completion of 4,690 dwellings and $26.8 million for the conversion of bed-sitters into appropriate, modern accommodation, under the Australian Government’s Nation Building — Economic Stimulus Plan and

•	$243 million for the commencement of 1,416 new dwellings and completion of 568 dwellings under Housing NSW’s ongoing social housing new supply program.
In addition, $90.5 million over 10 years has been made available for an additional 1,355 affordable rental dwellings under the National Rental Affordability Scheme.

Budget Highlights
Environment, Climate Change and Water
The Department of Environment, Climate Change and Water and associated agencies will spend $1.94 billion in 2010-11 to help protect and conserve our environment, and better manage the State’s natural resources. The Government is addressing the impacts of climate change and reducing greenhouse gas emissions, reducing environmental degradation and pollution, improving waste management, and improving the management of land and water resources and the coastal environment.
Combating climate change
The Government is strongly committed to combating climate change. In 2010-11 the Climate Change Fund will provide $222.6 million for a range of initiatives which include:
•	$36.4 million for climate change mitigation and energy saving initiatives in households and schools across New South Wales, such as rainwater tanks and climate-friendly hot water systems in homes, and energy-efficient lighting in schools

•	$21.7 million for supporting six large-scale renewable energy generation projects to be built by the private sector

•	$54.5 million under the Water Savings Fund and Energy Savings Fund for programs boosting the existing efforts of industry, government and households to use water and energy more efficiently and

•	$52.1 million under the NSW Energy Efficiency Strategy including the low-income household assessment and refit program, and energy audits and support for refits for small businesses.
In addition, $21.5 million will be provided from the Clean Coal Fund in 2010-11 to undertake research and develop clean coal technologies as part of a four year $100 million program.
Protecting and conserving our environment
The 2010-11 Budget will continue to support protection of the environment, conservation of our natural resources and remediation of degraded and threatened environmental systems. Key works in 2010-11 include:
•	$381.5 million for managing the national parks and reserves system including maintaining park infrastructure and managing fire risks, pests and weeds. The landmark decision to protect the ancient and iconic NSW River Red Gum forests will add 86,000 hectares to national and regional parks

•	$111 million for regulation and compliance to ensure quick and effective response to pollution incidents and action on noisy vehicles, illegal dumping and hazardous materials and

•	$147.9 million funded by the State and Commonwealth Governments for Catchment Management Authorities to implement natural resource management programs, including $23.2 million from the Catchment Action NSW program for investment in on-ground works.
Protecting the Murray and securing our water supplies
The 2010-11 Budget will continue to focus on securing and protecting NSW’s river systems and water supply. The Government will invest $222.6 million in the management of the State’s water resources, including ongoing collaboration with the Australian Government to implement the Murray Darling Basin Agreement. New South Wales is expected to receive $1.4 billion in funding for private and government water efficiency projects from this agreement to support more sustainable use of available water. Pilot projects are now being implemented including the Border Rivers-Gwydir Pilot Farm Modernisation Program.

Jobs and Infrastructure
Investing in Infrastructure
In 2010-11 the Government will invest $16.6 billion in infrastructure as part of a $62.2 billion program over the next four years. This investment will ensure New South Wales is able to provide better public services and facilities, and will help to support jobs along with securing our energy and water supplies.
Total State infrastructure investment of $16.6 billion in 2010-11 maintains the record level expected in 2009-10. This investment comprises of $7.7 billion in infrastructure investment by the general government sector (including schools, hospitals and roads) and $8.9 billion by the public trading enterprise (PTE) sector (including energy and water infrastructure, railways and social housing).
After adjusting for the winding down of the Australian Government’s Nation Building — Economic Stimulus Plan, the State’s underlying infrastructure investment program is expected to increase by 9.4 per cent compared with 2009-10.
Total State Infrastructure Investment
Percentages shown are the change in total State investment from the previous year
Source: Chart 1.4, Chapter 1, Budget Paper No. 4

Jobs and Infrastructure
Investing in Infrastructure
The NSW Government’s $62.2 billion investment in infrastructure over the next four years will provide a huge boost to the NSW economy and is expected to support up to 155,000 full time equivalent jobs each year.
Total State Infrastructure Investment, 2010-11 to 2013-14: by Sector
State Total = $62.2 billion
Source: Chart 1.3, Chapter 1, Budget Paper No. 4
Major infrastructure investment over the four years includes:
•	$22.9 billion for transport including:
•	$1.7 billion for the South West Rail Link, $1 billion for the new Western Express Line and $741 million for the Rail Clearways program

•	$10.6 billion on new road infrastructure including $3 billion for the Pacific Highway, $1.6 billion for the Hunter Expressway, $750 million for the Hume Highway, $680 million for the Great Western Highway, and $500 million for the Princes Highway
•	$17.4 billion for electricity to ensure a reliable electricity supply that meets the growing demand, including $13.5 billion on distribution systems, $2.2 billion on the transmission network, and $1.8 billion for generator capacity

•	$3.6 billion for education including $1.3 billion for the Australian Government’s Building the Education Revolution Program, $270 million for Information Technology projects and around $500 million each year for works at schools and TAFE Colleges

•	$4.7 billion for water and sewerage including $619 million on growth works to service urban development and $113 million on recycled water projects in the Sydney region, and $358 million towards the construction of Tillegra Dam

•	$3.3 billion for health including $146.5 million for Liverpool Hospital, $121.4 million for Nepean Hospital, $181.7 million for Orange/Bloomfield Hospital, $806.4 million for the Royal North Shore Hospital, and $149.2 million for seven cancer care centres and

•	$2.7 billion for housing including $2.4 billion for 8,000 new social housing dwellings under the Australian Government’s Nation Building — Economic Stimulus Plan and the State’s ongoing social housing supply program. In addition, $154.3 million for 325 new dwellings from the National Partnership Agreement on Remote Indigenous Housing and the Aboriginal Housing Office’s ongoing capital works program.

NSW INDUSTRY ATTRACTION AND INVESTMENT The 2010-11 Budget will provide $129.8 million for investment attraction and industry development and $95.3 million for small business and regional development. This includes: · An extra $40 million for the Major Investment Attraction Scheme over two years to 2011-12 to attract large ‘footloose’ projects bringing jobs and investment to New South Wales · $35.7 million of assistance to industries including an additional $20 million to help attract large-scale film and TV production to New South Wales · $5 million will be provided to the Screen NSW Production Investment Fund to support local productions, yielding an overall $25 million funding boost for film and TV production and · $47.4 million for the Regional Development Assistance Package. The Package incorporates funding for a number of programs including the Building the Country Program, the Western Sydney Employment Fund and the Regional NSW Employment Fund. A defence industry package worth $75 million will support up to 1500 new jobs and high technology industries. JOBS, SKILLS AND OPPORTUNITIES This Budget commits over $2 billion to vocational education and training and invests over $200 million in targeted youth programs in 2010-11. · $27 million for the Learn or Earn initiative to provide extra training opportunities for young people and boost apprenticeships, including delivering 5 trade schools as part of a five year program delivering 26 trade schools by 2011 · Around $25 million for 2,000 NSW public sector cadetships and around $35 million for 4,000 apprenticeships on government construction projects over four years It also provides $11.4 million over two years for new initiatives to support unemployed young people to return to education, training or employment including: · $5.5 million for 2,000 unemployed young people to undertake targeted pre-vocational training courses · $3.9 million to fund employment advisors in schools and training centres in the Central Coast, Illawarra and Western Sydney, assisting in career advice and providing links to local training and employment opportunities supporting the initiative in increasing the school leaving age and · $2 million to support local community organisations which engage young people to keep them on the right track, including $1 million to upgrade equipment and resources at youth centres for sports and skill based leadership programs. RECORD INVESTMENT IN HEALTH The NSW Health Budget is a record $16.4 billion in 2010-11. · This includes $918 million in capital expenditure for hospitals across NSW with major developments underway at Liverpool, Nepean, Orange and Royal North Shore hospitals, and new works at St George, Tamworth, Wagga Wagga, Wollongong and on the Northern Beaches · The record spending on health follows the Keneally Government’s historic agreement with the Commonwealth on health reform · NSW will benefit from $1.2 billion across the forward estimates in new Commonwealth funding including $233 million to meet higher emergency department targets, $249 million towards elective surgery targets and $527 million for additional sub-acute care services and beds · The people of NSW will also benefit over the next four years from $1 billion of other new Commonwealth investments in health workforce, aged care and primary care NSW HOME BUILDER’S BONUS This Budget includes a two year comprehensive housing supply strategy for boosting housing construction. · The introduction of an Australian-first with zero stamp duty for off-the-plan purchases of new homes — saving up to $22,490 for families and investors who buy a house or apartment worth up to $600,000 in the pre-construction stage · 25 per cent stamp duty cut on newly-constructed homes, saving the home buyer up to $5,623 · F irst home buyers receive up to $29,490 in benefits if they buy off-the-plan in the pre-construction stage · Australian-first zero stamp duty for over-65s who sell family home and down-size to newly-constructed home worth up to $600,000 ECONOMIC STRENGTH BUILDING FOR NSW BUSINESSES The NSW Budget includes cuts to payroll tax and cuts to stamp duties delivering $180 million in new tax cuts in 2010-11. This will mean $654 million in new tax cuts in the four years to 2013-14. · Abolition of the insurance protection tax from 1 July 2011 · Double cut to payroll tax, contributing to saving NSW businesses $4 billion in payroll tax over the six years to 2013-14 · The payroll tax threshold will be increased from $638,000 to $658,000 on 1 July 2010 · Payroll tax cut due in January next year to be brought forward to July 1, 2010 · Payroll tax will be cut again on January 1, 2011 to 5.45 per cent · The NSW Government has cut the payroll tax rate four times in two years BUILDING NSW INFRASTRUCTURE The NSW Government is investing $62.2 billion in infrastructure over the next four years — the largest of any Australian state, supporting up to 155,000 full time equivalent jobs per year. · $22.3 billion over the next four years for the Metropolitan Transport Plan, including commencing work on the $4.5 billion Western Express, 1300 new buses, and extensions the light rail network to Dulwich Hill and to Circular Quay · $152.1 million upgrade of the Sydney Opera House — the biggest upgrade in the icon’s history, improving public safety and security at Australia’s No 1 tourist destination · Ongoing construction of the $980.5 million new Royal North Shore Hospital, the largest health infrastructure project in NSW history, and the announcement of a $91.8 million clinical services building also at Royal North Shore Hospital · $166.2 million in 2010-11 to ensure police officers are equipped with the latest technology and are working in world-class facilities, including delivering seven new police stations this year, expanding the use of cutting-edge DNA technology, delivering a new $10.7 million twin-engine police helicopter, and 25 additional mobile police command units and more vehicles with Automatic Number Plate Recognition technology · More than $2 billion in 2010-11 to upgrade NSW schools and TAFEs including new halls, gyms, classrooms, toilets and science labs · The NSW Government will extend the Community Building Partnership for another year due to its overwhelming popularity — investing a further $35 million directly into local communities across the state and building for the future of NSW

Economy
Economy
The NSW economy recovered strongly in 2009-10 with economic activity projected to be $11.5 billion greater than forecast last year. Growth is forecast to accelerate to an above trend pace of 3 per cent in 2010-11 and 3.5 per cent in 2011-12.
The NSW economy has shown considerable resilience with the assistance of stimulus measures. The year average unemployment rate has peaked considerably lower than previously forecast and is expected to decline to 5.5 per cent in 2010-11 and 5.25 per cent in 2011-12.
Over the next two years the NSW economy is expected to transition to sustainable and strong growth in all components of private sector demand.
New South Wales Output and Employment Growth
(annual per cent change)
Source: Chart 2.3, Chapter 2, Budget Paper No. 2
Economic Performance and Outlook (a)

	2008-09	2009-10	2010-11	2011-12
	Outcomes	Estimates	Forecasts	Forecasts

New South Wales
Real state final demand	1.9	3 3/4	3 1/2	3 1/2
Real gross state product	0.2	2 1/2	3	3 1/2
Employment	0	1	1 3/4	1 3/4
Unemployment rate (b)	5.6	5 3/4	5 1/2	5 1/4
Sydney CPI (c)	1.3	3 1/4	2 3/4	2 3/4
Wage price index	3.8	3 1/4	3 1/2	3 3/4

(a)	Year average per cent change, unless otherwise indicated.

(b)	Year average, per cent.

(c)	Per cent change through-the-year to the June quarter.
Source: Table 2.3, Chapter 2, Budget Paper No. 2

Economy
Delivering Greater Prosperity
Over the past decade, the NSW economy has delivered greater prosperity to NSW households than any other state. On a per head basis, the average NSW household is between $7,429 and $9,099 better off than their Victorian, Queensland and Western Australian equivalents over that time.
A central idea in assessing economic performance is increasing prosperity — that is, material improvements in citizens’ living standards. The best measure of living standards at the State level is gross household disposable income (GHDI) per head, representing the income individuals have to spend or save.
Since July 1999, in real terms, GHDI per head in NSW has grown faster (22.8 per cent) than in Victoria (20 per cent) or Queensland (19.2 per cent). The significance of NSW’s higher growth is compounded by the fact that living standards were higher in New South Wales.
Real NSW GHDI per head in 2008-09 was $36,470, or around $1,600 higher than in Victoria and around $1,700 higher than in Queensland.
The chart above reflects the compounding significance of income gaps between New South Wales and other States over the past decade. Over that period, NSW households are $7,429 better off than Queenslanders and $9,099 better off than Victorians. NSW households are also $7,992 better off than Western Australians despite very strong income growth in recent years as part of the mining boom in Western Australia.
The outcomes presented here also hold true over longer periods. Over the past 20 years, NSW households are almost $20,000 better off than their fellow Australians.

Budget Position
Budget Result
The NSW Budget is expected to return to surplus in 2009-10, a $1.1 billion turnaround and two years ahead of expectations at this time last year. A $773 million surplus is expected in 2010-11.
The positive Budget outcomes expected in 2010-11 and future years are due to the strong rebound in economic activity and confidence following the global financial crisis. The strong Budget results in future years have been underpinned by constraining expense growth to less than the expected growth in revenues.
Surpluses average around $800 million from 2010-11 to 2013-14, totalling $3.15 billion.
Budget Results
Source: Chapter 1, Budget Paper No. 2

Budget Position
Total Expenses
General government expenses are estimated to increase by 3.4 per cent a year on average over the four years to 2013-14.
The 2010-11 Budget continues the Government’s major policy reform initiatives:
•	Metropolitan Transport Plan: Connecting the City of Cities

•	Caring Together: The Health Action Plan for NSW

•	Keep Them Safe: A Shared Approach to Child Wellbeing

•	Stronger Together: A New Direction for Disability Services

•	further assisting community groups and local government through an extension of the Community Building Partnership program and

•	investing in the COAG National Partnership reforms.
Two significant new initiatives will also be funded which include:
•	a Comprehensive Housing Supply Strategy to stimulate housing supply, accelerate planning reforms and promote sustained economic growth in New South Wales and
•	measures to get young people job ready, so they can participate in the workforce and realise the gains of our economic recovery and ongoing prosperity.
The Government is continuing to implement the Better Services and Value Plan, announced in the 2009-10 Budget. The focus in 2010-11 is on the Government’s wages policy, integrating service delivery in amalgamated agencies and the consolidating of shared services into six providers across government, further expenditure reviews and continuing performance reviews of State owned corporations.
Expenses by Portfolio Area: 2010-11
Adapted from Chart 4.3, Chapter 4, Budget Paper No. 2

Budget Position
Total Revenue
General government revenues are estimated to increase by 3.6 per cent a year on average over the four years to 2013-14.
State revenue is now recovering after the economic slowdown, though has not yet fully recovered from losses during the downturn. Overall, the downturn is estimated to have reduced revenues from taxes, royalties and GST by around $5 billion over the four years 2008-09 to 2011-12, compared to estimates in the 2008-09 Budget.
Taxation revenue is expected to increase by an average of 6.0 per cent per year over the four years to 2013-14. The principal reason for taxation revenue growing faster than total revenue is an earlier than expected recovery in the property market.
Commonwealth general purpose grants are projected to increase by an average of 6.7 per cent per year primarily due to continued steady growth in the GST pool. Other Commonwealth grants are expected to decline by an average of 5.4 per cent per year reflecting the winding down of the Australian Government stimulus measures from 2011-12.
Composition of Total Revenue, New South Wales, 2010-11
Source: Chart 5.1, Chapter 5, Budget Paper No. 2

Budget Position
Net Debt and Net Financial Liabilities
Total State net debt will rise sustainably over the next four years to partially fund the infrastructure investment program. General government net financial liabilities as a share of gross state product (GSP) will continue their decline across the forward estimates.
Total State net debt is forecast to increase from $36 billion (8.6 per cent of GSP) in June 2010 to $55.2 billion (10.3 per cent of GSP) in June 2014. This largely reflects borrowings to fund the very high levels of infrastructure investment.
General government net debt is forecast to increase from $10.4 billion (2.5 per cent of GSP) in June 2010 to $13.5 billion (2.5 per cent) in June 2014. This increase of $3.1 billion will be used to help fund the general government infrastructure investment program of $25.9 billion over the four years to 2013-14.
General government net financial liabilities are expected to decline as a share of the economy from their recent peak of 12.0 per cent in 2008-09, to 11.0 per cent in 2010-11, continuing on a downward trajectory across the forward estimates to 10.0 per cent in 2013-14.
The Government reduced net debt in the general government sector from 7.5 per cent of GSP ($12.2 billion) in 1995 to 0.5 per cent of GSP ($1.5 billion) by June 2006. This was done by using the proceeds of strong revenue growth and regearing government businesses to commercially prudent levels.
These low levels of net debt secured over the last decade enabled the Government to use its balance sheet to sustain a Budget deficit supporting jobs and the NSW economy during the global downturn.
The faster than expected recovery in economic activity after the global financial crisis will enable the Government to strengthen the balance sheet and provide a sound foundation for dealing with future economic downturns.
Net Financial Liabilities (per cent of GSP)(a)

(a)	Series break in 2004-05 as a result of the adoption of Australian Equivalents to International Financial Reporting Standards. It has the effect of increasing the reported level of net financial liabilities.
Source: Chart 3.7, Chapter 3, Budget Paper No. 2

Infrastructure Investment Highlights across New South Wales INLAND NEW SOUTH WALES · Commencement of facility upgrades for Armidale, Bathurst, Dubbo, Tamworth, and Wagga Wagga Hospitals, and a Regional Cancer Care Centre at Tamworth · Continuation of the major redevelopment of Orange Base Hospital, Bloomfield Mental Health facility, and Narrabri Hospital · New health Multi-Purpose Services (MPS) at Werris Creek and Lockhart, and continuing construction of MPSs at Balranald, Coonamble, Eugowra, and Manilla · Major building projects at Carenne and Kalinda Schools and Tumut Public School, Ashford and Coolamon Central Schools, Dubbo College, and Gulgong High School · Major building projects at Armidale, Dubbo, Tamworth, Temora, and Wagga Wagga TAFEs · Construction of 772 social and crisis accommodation housing units · Rail upgrade for Marrangaroo Tunnel and Bathurst Bridge replacement · Planning and construction of new police stations at Deniliquin, Moree, Parkes and Walgett and the upgrade of Tenterfield police station · Upgrade of Armidale courthouse and redevelopment of Riverina Juvenile Justice Centre · Construction of Newell Highway Bypass at Moree · Hume Highway Bypasses at Holbrook, Tarcutta, and Woomargama · Barton Highway Improvements · Upgrade of Blowering, Burrendong, Chaffey, Copeton, and Keepit Dams HUNTER · Completion of upgrade of facilities at the James Fletcher Hospital in Newcastle, Nelson Bay Ambulance station, and Maitland Hospital Emergency Department · Major building projects at Callaghan College (Wallsend Campus), Dungog High School, Floraville Public School, and Newcastle Special Purpose Schools · Major building projects at Great Lakes, Hamilton, and Muswellbrook TAFEs · Tillegra Dam construction · Construction of 771 social and crisis accommodation housing units · Cardiff train station upgrade for easy access and commuter car park at Broadmeadow train station · Planning and construction of new police stations at Glendale and Raymond Terrace · Construction of a new justice precinct in Newcastle and the upgrade of Taree courthouse · Expansion of the correctional facility at Cessnock · Hunter Expressway from the F3 to Branxton · Thornton Bridge Duplication NORTH COAST · Expansion of cancer treatment equipment and facilities at Coffs Harbour, Lismore, and Port Macquarie Hospitals as part of the North Coast Cancer Institute · New facilities at Maclean Hospital Emergency Department and upgrade to Grafton Base Hospital Emergency Department · Major building projects at Casino and Old Bar Public Schools, and Coffs Harbour, Kempsey, Kyogle and Wauchope High Schools · Major building projects at Ballina, Murwillumbah and Wollongbar TAFEs · Construction of 513 social and crisis accommodation housing units · Planning and construction of new police stations at Kempsey and Tweed Heads · Pacific Highway upgrades including dual carriageway on Ballina Bypass, Moorland and Herons Creek, and duplication between Coffs Harbour and Woolgoolga · Bruxner Highway bypass at Alstonville · Oxley Highway upgrade from Wrights Road to the Pacific Highway CENTRAL COAST · Commencement of a new regional cancer care centre at Gosford and expansion of cancer treatment facilities at Wyong Hospital · Upgraded hospital facilities at Woy Woy Hospital · Major building projects at Lisarow High School, Gosford TAFE, and various local high schools for the Central Coast Industry Training Centre · Construction of 257 social and crisis accommodation housing units · New commuter car parks at Gosford, Woy Woy and Wyong train stations and Tuggerah train station easy access upgrade · Planning and construction of a new police station at Wyong · Dual Carriageway on the Central Coast Highway between Carlton and Matcham Roads and upgrade of Woy Woy Road intersection · Upgrade of Avoca Drive ILLAWARRA — SOUTH EAST · Commencement of the new Regional Cancer Centre at Nowra and health Mu lti-Purpose Service at Gundagai, and expansion of facilities at the Illawarra Cancer Care Centre · Completion of mental health facilities and expanded renal services in Shellharbour Hospital, and renal services in Queanbeyan Hospital · Commencement of new elective surgery facilities at Wollongong Hospital · Major building projects at Bega and Jerrabomberra Public Schools, and Bega, Bomaderry, Karabar, Port Kembla, Ulladulla, and Wollongong High Schools · Major building projects at Nowra, Queanbeyan, Shellharbour, and Wollongong TAFEs · Construction of 625 social and crisis accommodation housing units · Commuter car parks at Wollongong train station · Unanderra train station upgrade including easy access · Planning and construction of new police stations at Bowral and Lake Illawarra · Construction of a new correctional facility at Nowra · Princes Highway — South Nowra duplication and planning and preconstruction for the Gerringong upgrade and Foxground and Berry Bypasses · Construction of a new Western Grandstand at WIN Stadium in Wollongong · Upgrade of Wyangala Dam · New bulk goods berth at Port Kembla WESTERN SYDNEY · Continuation of the major redevelopment of Liverpool and Nepean Hospitals, construction of the Auburn Hospital Community Hub, and investment in the Camden Hospital Dementia Centre · A new public school at Wilton, and major building projects at Hazelbrook and Hilltop Road Public Schools, and Cabramatta, East Hills Boys, East Hills Girls, Lachlan Macquarie College for Maths and Science, and Picton High Schools · Major building projects at Blue Mountains, Campbelltown, Granville, and Macquarie Fields TAFEs · Construction of 2,663 social and crisis accommodation housing units · New transport interchange, car park and easy access upgrade at Macarthur rail station, commuter car parks at 10 additional train stations including Cabramatta, and 5 additional transport interchanges · South West Rail Link, turnbacks at Homebush, Lidcombe and Liverpool stations and major upgrades to rail lines between Kingsgrove and Revesby and between Quakers Hill and Schofields · Planning and construction of new police stations at Camden, Granville, Liverpool, Parramatta and Riverstone, and expansion of Cobham Juvenile Justice Centre · Great Western Highway upgrades at Wentworth Falls East, and Woodford to Hazelbrook · Widening of the F5 from four to eight lanes between Brooks and Narellan Roads · Upgrades to Cowpasture Road, Camden Valley Way, and Erskine Park Link Road SYDNEY · Continuation of the $980 million redevelopment of the Royal North Shore Hospital including completion of the Community Health Services Building · Commencement of Stage 1 of the Northern Beaches health services redevelopment · Expansion of Concord Hospital renal services and St George Hospital Emergency Department · New mental health facilities at Hornsby Hospital — Adult Acute Mental Health Unit, Sydney Children’s Hospital — Child and Adolescent inpatient unit, and completion of the Prince of Wales Psychiatric Emergency Care Centre · Upgrade of Sydney Opera House improving public safety, security and vehicle access · Major building projects at 10 schools including Homebush West, Karonga and Neutral Bay Public Schools, and Chatswood High School · Major building projects at North Sydney, Northern Beaches, Randwick, and Ultimo TAFEs · Construction of 1,716 social and crisis accommodation housing units · Commencement of Western Express CityRail Service · Light rail line from Dulwich Hill to Lilyfield · Transport interchanges at Allawah, Hurstville, Kogarah, Narwee, North Strathfield, Sutherland and commuter car parks at Berowra, Mortdale, Padstow, Rockdale and Waterfall train stations · Upgrade at Hurstville train station and easy access upgrades to Burwood, Central, Martin Place and St James train stations · Planning and construction of new police stations at Burwood, Leichhardt and Manly · Upgrade of the John Maddison Tower / Downing Centre court complex · Inner W est Busway including Victoria Road · Major expansion at Port Botany

Budget Papers and Key Terms
Budget Papers
Budget papers can be downloaded from www.budget.nsw.gov.au
Budget Paper No. 1 Budget Speech
The 2010-11 Budget Speech delivered by the NSW Treasurer, the Honourable
Eric Roozendaal MLC in the Legislative Assembly of the NSW Parliament at 12:00pm on Tuesday, 8 June 2010.
Budget Paper No. 2 Budget Statement
The Budget Statement presents information on the budget aggregates, expenditures, revenues, State fiscal strategy and the economy.
Budget Paper No. 3 Budget Estimates
The Budget Estimates provides information on the financial and service delivery performance of general government sector agencies. This budget paper is published in two volumes.
Budget Paper No. 4 Infrastructure Statement
The Infrastructure Statement provides an overview of the State’s infrastructure investment program including details of projects in the general government and public trading enterprise sectors.
Budget Paper No. 5 Appropriation Bills
The Appropriation Bills are three Bills presented to Parliament:
•	a Special Offices Bill to provide funding for the Ombudsman’s Office, New South Wales Electoral Commission, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions

•	a Bill to provide funding for the Legislature and

•	a general Appropriation Bill covering the remaining general government sector agencies.
Key Terms
The budget papers principally report on the financial and service delivery performance of the general government sector. General government agencies deliver public services such as health, education and police, or perform a regulatory function.
The general government sector forms one part of the total state sector. The remainder of the total state sector is comprised of commercially focused entities — public trading enterprises and public financial enterprises. These agencies do not impact on the Budget result other than through payment of dividends and tax equivalents and where they receive Budget funding to provide services on a subsidised basis (e.g. Rail Corporation New South Wales). Budget reporting is in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting.
The Budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is the equivalent to the net operating balance adopted in AASB 1049.
Net financial liabilities show the full range of the general government sector’s financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee related liabilities) less its financial assets (including cash and investments).
Net debt is broadly borrowings less cash and investments. Debt is used to finance capital expenditure in both the general government and public trading enterprise sectors. The level of debt is based on funding priorities and whether the assets generate future income, and differs for each sector.